Abcam plc

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

October 19, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Ameen Hamady

        Terence O’Brien

        Margaret Schwartz

        Joseph McCann

Re: Abcam plc

Registration Statement on Form F-1 (File No. 333-249263)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-249263) (the “Registration Statement”) of Abcam plc (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 21, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Abcam plc

By:	/s/ Alan Hirzel
Name: Alan Hirzel
Title: Chief Executive Officer

cc:	(via email)

Alan Hirzel, Abcam plc

Michael Baldock, Abcam plc

Ian D. Schuman, Latham & Watkins LLP

Robbie McLaren, Latham & Watkins LLP

Marcel R. Fausten, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

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